

Mail Stop 3720   May 30, 2006

Via U.S. Mail and Fax (856) 848-2042

W. Craig Burns
Executive Vice President, Chief Financial Officer
Checkpoint Systems, Inc.
101 Wolf Drive
PO Box 188
Thorofare, New Jersey 08086

        Re: **Checkpoint Systems, Inc.**
               Form 10-K for the year ended December 25, 2005
               Filed March 9, 2006

               Form 10-Q for fiscal quarter ended March 26, 2006

               File No. 1-11257

Dear Mr. Burns:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,
                     \s\ Carlos Pacho
                     for Larry Spirgel
                     Assistant Director